                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

NEWS RELEASE – No. 3-10

        April 29, 2010

PRESIDENT’S LETTER TO SHAREHOLDERS – “THE TURN IS HERE”; 2009 ANNUAL REPORT, ANNUAL GENERAL MEETING

To Our Shareholders,

I believe that 2009 was the year of the “turn” for SAMEX and the broader gold/silver exploration sector.  The S&P/TSX Venture Composite Index fell hard into December of 2008 and began a turn-around just after Christmas.  This trend has since continued to build steady momentum.  For SAMEX specifically, exploration developments may have appeared slow this year, however we have made steady and valuable progress in advancing our strategic gold exploration assets at Los Zorros in Chile.

The ongoing world financial crisis continued to dominate the news much of the year, making fundraising for exploration a constant challenge.  We are very thankful for the many core shareholders who stepped up to the plate several times during the year to keep us moving forward.  We look forward again to the days when funding for quality mineral exploration is in over-abundance.  My sense of the markets is that we will not be waiting long.

In light of the uncertain financial markets we were conservative in our spending and worked hard to maximize the return on our exploration programs.  We considered it prudent to approach the exploration field work and drill program preparation at Los Zorros from a “measure twice-drill once” point of view.  This has probably resulted in a year of news that may have been perceived a mite dull, but sometimes you need to do the hard “ground” work quietly and wait for the glory to come later.

In other developments we were pleased to complete our acquisition of the Providencia Mine, which is primely situated within the greater INCA Project area.  With this mine and the other concessions we own within the INCA area, we remain strategically positioned to benefit from potential future development in the district.  We continue to hold talks with interested parties about possible joint ventures, and take some encouragement from Codelco’s recent announcement of its joint venture to advance their nearby Inca de Oro copper-gold project.

Also we note that, around our Chimberos land holdings, the neighboring mining group completed a major drilling campaign just before the end of the calendar year.  We hope to learn of their findings and future project plans once they have completed the evaluation of their phase one exploration results.  The concession holdings of both SAMEX and the other mining company within the Chimberos area are somewhat intertwined and it seems practical that discussions and cooperations may be of mutual benefit to both parties.

Our focus for the year going forward will continue to be four gold projects; Nora, Cinchado, Milagro and Milagro Pampa within the Company’s well situated and highly prospective Los Zorros property holdings in Chile.  The potential for multiple gold discoveries within this “Carlin-style” district is getting stronger by the month.

Thank you very much for your continued interest, support and patience.  Quality exploration science, within a junior company setting, cannot succeed without shareholders like you.

“Jeffrey Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Valley Room, Ramada Plaza & Conference Centre, 36035 North Parallel Road, Abbotsford, British Columbia on Wednesday, May 26, 2010 at 2:30 P.M.  The meeting information circular and the Company’s 2009 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com or the SAMEX website at www.samex.com.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.